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17017052

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Divine Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway 36th Floor
(No. and Street)

NY (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danielle Hughes 212-344-5867
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co., LLP
(Name – *if individual, state last, first, middle name*)

133-10 39th Avenue (Address) Flushing (City) NY (State) 11354 (Zip Code)

RECEIVED
2017 APR 26 PM 1:48
SEC / TM

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Danielle Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Divine Capital Markets LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SUK BUN HO
Notary Public - State of New York
NO. 01HO6134257
Qualified In Kings County
My Commission Expires 9/26/2017

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIVINE CAPITAL MARKETS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DIVINE CAPITAL MARKETS LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents


WEI WEI CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
SUITE 2503
CHINA WORLD OFFICE 2
1 JIANGUOMENWAI AVENUE
BEIJING 100004, PRC
TEL. (86 10) 65355871
FAX. (86 10) 65355870

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Divine Capital Markets LLC

We have audited the accompanying statement of financial condition of Divine Capital Markets LLC as of December 31, 2016, and the related notes to the financial statement. The financial statement is the responsibility of Divine Capital Markets LLC's management. Our responsibility is to express an opinion on financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Divine Capital Markets LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Wei Wei & Co., LLP

Flushing, NY
February 28, 2017

DIVINE CAPITAL MARKETS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS	
Cash	$ 109,330
Deposit with clearing organization	100,000
Receivables from broker-dealer and clearing organization	68,135
Receivables from non-customers	19,728
Due from related parties	2,876
Prepaid expenses	19,093
Total current assets	319,162
COMPUTER AND EQUIPMENT	
Computer and equipment, net of accumulated depreciation of $93,222	1,474
OTHER ASSETS	
Deposits	6,181
TOTAL ASSETS	$ 326,817

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 250,573
MEMBER'S EQUITY	76,244
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 326,817

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statement

DIVINE CAPITAL MARKETS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

Divine Capital Markets LLC (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on April 10, 2002. The Company's operations primarily consist of executing securities transactions on an agency basis, private wealth management, independent market research, investment advisory services and investment banking. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company is organized in the state of New York and is a wholly-owned subsidiary of Divine Holdings LLC (the "Parent" and sole "Member").

Since the Company is a limited liability company ("LLC"), the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with accounting principles generally accepted in the United States of America and as required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Computers and Equipment

Computers and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Allowance for Doubtful Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, management evaluates accounts receivable balances and establishes an allowance for doubtful accounts, based on history of past write-offs and collections. The Company considers all accounts receivable at December 31, 2016 to be fully collectible and, therefore, did not provide for an allowance for doubtful accounts.

3. OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISKS

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, broker-dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain cash collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealers on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

The Company maintains its cash accounts at one commercial bank. The cash balance in each financial institution is insured by the FDIC up to $250,000. There were no uninsured funds as of December 31, 2016.

4. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member LLC and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deductions and credits are combined with and included in the income tax returns of Divine Holdings LLC (the "Parent"). The Parent is subject to the New York City unincorporated business tax.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes* (ASC 740). Under this guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any unrecognized tax benefits as of December 31, 2016.

The Company's information is included within its Parent's which files income tax returns in the U.S. Federal jurisdiction and in state and local jurisdictions. With few exceptions, the Company's Parent is no longer subject to federal, state, or local tax examinations by taxing authorities for years prior to 2013.

5. FAIR VALUE MEASUREMENTS

The Company follows FASB ASC Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are for identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities in active markets which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

As of December 31, 2016, none of the assets and liabilities were required to be reported at fair value on a recurring basis. Carrying values of non-derivative financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable, approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2016.

6. RELATED PARTIES

The Company entered into an expense sharing agreement with Divine Asset Management LLC (an "Affiliate") on October 1, 2015. The Affiliate and the Company will share certain employees and related benefits and office expenses. As of December 31, 2016, the receivable from the Affiliate is $2,876, which is included in due from related parties on the statement of financial condition.

7. LEASE

Since December 2003 the Company sub-leased its office space from an unrelated party, the lease required monthly rent payments that increased on a quarterly basis and as of June 2016 were $8,087 and renewed automatically annually unless cancelled by either party before December 31 of each year. In July 2016, the lease was amended for less space at a monthly rental of $2,500 for a one year period. During the year ended December 31, 2016, the Company incurred rent and related expenses of approximately $63,211.

8. FIXED ASSET

Property and equipment, net at December 31, 2016 are summarized as follows:

Computer and office equipment	94,696
Less: accumulated depreciation	93,222
	1,474

Depreciation expense amounted to $2,346 for the year ended December 31, 2016.

9. DEPOSIT WITH AND RECEIVABLES FROM CLEARING ORGRANIZATION

The Company clears its customer transactions though Wedbush Securities, Inc. a clearing organization that is independent of the Company. Receivables from the clearing organization consist primarily of net commissions from customer transactions for the month ended December 31, 2016. Receivables from the clearing organization as of December 31, 2016 were $48,739. This amount is included on the accompanying statement of financial condition.

The deposit with the clearing organization represents a deposit the Company is contractually obligated to maintain with the clearing organization. This deposit was $100,000 as of December 31, 2016.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In August 2015, the Company received approval from FINRA to decrease the minimum net capital requirement from $50,000 to $5,000. The Company's required net capital is $5,000 or 6-2/3% of aggregate indebtedness, whichever is larger. At December 31, 2016, the Company's net capital was based upon the 6-2/3% of aggregate indebtedness with a required net capital of $16,705. When compared to the Company's net capital of $23,117, it was $6,412 in excess of its required capital. The Company's ratio of aggregate indebtedness to net capital was 10.8 to 1 at December 31, 2016.

11. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Commitments* (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2016.

12. SETTLEMENT OF ARBITRATION AND RELATED INDEMNIFICATION

The Company has been named as a respondent in a FINRA Dispute Resolution Arbitration (Number 15-00162) filed by a former associate of the Company. The Statement of Claim was filed on or about January 22, 2015. In the Statement of Claim, Claimant requested compensatory damages of no less than $50,000, plus interest, reasonable costs and attorney's fees, as well as punitive damages and such other relief as deemed just and proper. The claim was settled in January 2016 for $37,500. During the year ended December 31, 2015, $25,000 was accrued and the remaining balance $12,500 and interest of $5,062 were expensed and paid during the year ended December 31, 2016 in the accompanying financial statements. In connection with this arbitration, in April 2016, a settlement agreement was entered between the Company and another party, which the Company made demand on March 13, 2015 for indemnification of all out of pocket expenses, including legal fees and expenses of counsel for the above claim asserted against the Company. The settlement amount of $36,000 was included in other income in the accompanying financial statements.

13. SUBSEQUENT EVENTS

The Company had a net capital deficiency based on its January 2017 unaudited financial records calculation. The Company filed a notification with FINRA on February 23, 2017. The Company subsequently made a capital contribution $50,000 on February 14, 2017 and $45,000 on February 23, 2017, respectively.

The Company evaluated subsequent events through the date its financial statements were available to be issued. The Company did not identify any other material subsequent events requiring adjustment to or disclosure in its financial statements.


WEI
WEI & CO.,
LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
SUITE 2503
CHINA WORLD OFFICE 2
1 JIANGUOMENWAI AVENUE
BEIJING 100004, PRC
TEL. (86 10) 65355871
FAX. (86 10) 65355870

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Divine Capital Markets LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Divine Capital Markets LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Divine Capital Markets LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, New York
February 28, 2017

DIVINE CAPITAL MARKETS LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2016

We, as members of management Divine Capital Markets LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and who promptly transmits all customer funds and securities to the clearing broker.

Divine Capital Markets LLC



Danielle Hughes

Chief Executive Officer